UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

DIPLOMAT PHARMACY, INC.

(Name of Subject Company)

DIPLOMAT PHARMACY, INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Christina Flint
Senior Vice President, General Counsel and Secretary

Diplomat Pharmacy, Inc.
4100 S. Saginaw Street

Flint, Michigan 48507

(888) 720-4450

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Gary D. Gerstman
Christopher R. Hale
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-2060

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 9, 2020. The Schedule 14D-9 relates to the cash tender offer by Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group” or “Parent”), to purchase (subject to the Minimum Tender Condition (as defined in the Schedule 14D-9)) all of the outstanding shares of common stock of Diplomat, no par value per share (the “Shares”), at a purchase price per Share of $4.00, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by UnitedHealth Group and Purchaser with the SEC on January 9, 2020, as amended or supplemented from time to time, and other related materials.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby and is incorporated by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used in this Amendment but not defined herein shall have the meanings specified in the Schedule 14D-9.

Items 1, 2 and 8.

The information set forth in Items 1, 2 and 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 12:01 a.m., New York City time, on Friday, February 7, 2020. The Depositary advised UnitedHealth Group and Purchaser that, as of the expiration time of the Offer, 61,203,549 Shares (not including 394,405 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) had been validly tendered and not properly withdrawn pursuant to the Offer, which represented approximately 80.53% of the total number of outstanding Shares. Accordingly, the number of Shares validly tendered into the Offer and not properly withdrawn satisfied the Minimum Tender Condition. All conditions to the Offer have been satisfied. No later than February 10, 2020, Purchaser is obligated to accept for payment, and following such acceptance to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, pursuant to the terms and conditions of the Merger Agreement and in accordance with Section 703a(3) of the MBCA, UnitedHealth Group intends to merge Purchaser with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group, without a vote of Diplomat shareholders. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury, will at the Effective Time be automatically converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding.

Following the Merger, the Shares will be delisted and will cease trading on the NYSE and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

DIPLOMAT PHARMACY, INC.

	By:	/s/ Christina Flint
Name: Christina Flint
Title: Senior Vice President, General Counsel and Secretary

Dated: February 7, 2020